Exhibit 99.1

NYSE, TSX: NTR	News Release

Nutrien Releases ESG Report, Launches Commitments to Drive Sustainable Agriculture and Impact Climate Change

Striving to transform agriculture through six commitments that address feeding the planet sustainably, supporting environment and climate action, driving inclusive agriculture, and helping meet the United Nations’ Zero Hunger Sustainable Development Goal

SASKATOON, Saskatchewan — Nutrien Ltd. (TSX and NYSE: NTR), the world’s largest provider of crop inputs and services, today announced the release of its 2021 Environmental, Social and Governance (ESG) Report. Related information regarding Nutrien’s governance, risk management, strategic opportunities and performance are outlined within this report. Nutrien also launched six commitments to address the challenge of sustainably feeding a growing global population while protecting the planet. The Feeding the Future Plan has action pathways to help transform agriculture by the year 2030:

•	Enable growers to adopt sustainable and productive agricultural products and practices on 75 million acres globally.

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Launch and scale a comprehensive Carbon Program, empowering growers and the agriculture industry to accelerate climate-smart agriculture and soil carbon sequestration while rewarding growers for their efforts.

•	Achieve at least a 30 percent reduction in greenhouse gas (GHG) emissions (Scope 1 + 2) per tonne of our products produced.*

•	Invest in new technologies and pursue the transition to low-carbon fertilizers, including blue and green ammonia.

•	Leverage our farm-focused technology partnerships and investments to drive positive impact in industry and grower innovation and inclusion.

•	Create new financial solutions for growers to strengthen social, economic and environmental outcomes in agriculture.

The world’s population is expected to reach 10 billion people by the year 2050, and innovation is needed to increase food production for generations to come. The Feeding the Future Plan reflects Nutrien’s commitment to drive systemic change by helping to scale sustainable and inclusive agriculture. It also includes Nutrien’s commitment to set science-based climate emissions targets through the Science Based Targets initiative (SBTi).

Nutrien’s 2021 ESG Report is a valuable tool for investors and other stakeholders to review Nutrien’s key material ESG risks and opportunities.

Executive Commentary

Chuck Magro, President and CEO, Nutrien, said, “Nutrien is focused on meeting the United Nations’ Zero Hunger Sustainable Development Goal in the coming decade by helping growers increase food production in a sustainable manner. Our 2030 commitments and ESG performance targets are ambitious, but necessary, which is why we are dedicated to working across our value chain on initiatives like our comprehensive Carbon Program to build a pathway forward that will help lead the next wave of agriculture’s evolution. This effort drives at the core of our strategy to feed more people, using less resources and with fewer emissions.”

“We know a collaborative effort is required to address climate change and feed the world. With a long-term goal to scale our programs and create real, lasting change, Nutrien is encouraging stakeholders to come together to evolve the systems and policies needed to address these challenges. As we strive to transform our food system, we encourage the sharing of information and pooling of resources for a new generation of systems-based solutions.”

“We take our role in feeding the future seriously. Our direction is clear. Join us on our journey,” added Magro.

Nutrien will host an ESG stakeholder update to speak in more detail to our ESG plans and our comprehensive Carbon Program on May 17, 2021 in association with our Annual General Meeting.

To view Nutrien’s 2021 ESG Report, please click here.

For more information on the Feeding the Future Plan, please visit our website.

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*From 2018 levels.

Forward Looking Statement

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Such statements include, but not limited to: Nutrien’s sustainability, climate change and ESG initiatives; expectations regarding Nutrien’s Feeding the Future Plan and its 2030 commitments and ESG performance targets; Nutrien’s 2030 GHG emissions reduction commitment; Nutrien’s initiatives to promote sustainable agriculture; Nutrien’s commitment to invest in research and development to advance the agriculture industry; expectations regarding Nutrien’s investment in new technologies to support a transition to low-carbon fertilizers, including blue and green ammonia; the implementation of Nutrien’s Carbon Program and the benefits therefrom; and Nutrien’s commitment to create new financial solutions to strengthen social and environmental outcomes in agriculture Forward looking statements in this news release are based on certain key expectations and assumptions made by Nutrien, many of which are outside of our control. In respect of such forward-looking statements, we have made assumptions with respect to, among other things, our ability to successfully deploy capital and pursue other operational measures, including the successful implementation by Nutrien of proposed or potential strategies and plans to address its 2030 commitments and ESG performance targets; the successful application to our current and future operations of existing and new technologies; projected capital investment levels, the flexibility of Nutrien’s capital spending plans and the associated source of funding; and the development and performance of technology and technological innovations and the future use and development of technology and associated expected future results. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this news release including, but not limited to, our ability to deploy sufficient capital to fund the necessary expenditures to implement the necessary operational changes to achieve these commitments; our ability to implement requisite operational changes; our ability to develop, access or implement some or all of the technology necessary to efficiently and effectively achieve expected future results; the commercial viability and scalability of required technology and products; development and growth of end market demand for sustainable products and solutions; the performance of third parties; and the development and execution of implementing strategies to meet such commitments. For additional information on the assumptions made, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to the Feeding the Future Plan, the 2021 ESG Report, as well as the 2020 Annual Report dated February 18, 2021 and the Annual Information Form dated February 18, 2021 for the year ended

December 31, 2020, filed under Nutrien’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Megan.fielding@nutrien.com

Investor Relations

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Investors@nutrien.com

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